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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


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                                    FORM 6-K


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                        REPORT OF FOREIGN PRIVATE ISSUER

 Pursuant to Section 13a-16 or 15d-16 of the Securities and Exchange Act of 1934

                         For the month of November 2007

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                                   JACADA LTD.
                      (Translation of registrant's name into English)

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                           11 Galgalei Haplada Street
                             Herzliya, 46722 Israel
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X    Form 40-F __

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):


Yes  ____  No    X


Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):


Yes  ____  No    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ____  No    X


If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- _N/A__

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                                    CONTENTS


This Report on Form 6-K of Jacada consists of the following documents, which are attached hereto and incorporated by reference herein:

1. Press Release, released publicly on November 13, 2007: Jacada Reports Third Quarter 2007 Results


--------------------------------------------------------------------------------


                                   SIGNATURES


   Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.



JACADA LTD.

                                           By:  /s/    TZVIA BROIDA
                                                --------------------------------
                                         Name:  Tzvia Broida
                                                Title  Chief Financial Officer

 Dated: November 13, 2007

                                  EXHIBIT INDEX

1. Press Release, released publicly on November 13, 2007: Jacada Reports Third Quarter 2007 Results.

              Jacada Reports Third Quarter 2007 Results

              Backlog Rises 36% to a Record $12.9 Million

    Two New Reseller Agreements Signed with Leading Global Systems
                              Integrators


    ATLANTA--(BUSINESS WIRE)--Nov. 13, 2007--Jacada Ltd. (Nasdaq:
JCDA), a leading provider of unified desktop and process optimization solutions for customer service operations, today reported financial results for the third quarter and for the nine-month period ended September 30, 2007.

    Total revenues were $5.1 million compared to $5.2 million in the third quarter of 2006. Non-GAAP gross profit was $3.5 million or 67% gross margin, compared to $4.0 million and 77%, respectively, in the third quarter last year. Total GAAP gross profit was $3.4 million or 66% gross margin, compared to $3.9 million and 75%, respectively, in last year's third quarter.

    Non-GAAP net loss for the third quarter of 2007 was ($797,000), or ($0.04) per basic and diluted share, compared to a non-GAAP net income of $89,000, or $0.00 per diluted share, in last year's third quarter. GAAP net loss for the quarter was ($1.1 million), or ($0.05) per basic and diluted share compared to a GAAP net loss of ($181,000), or ($0.01) per basic and diluted share in the third quarter last year.

    Total revenues for the first nine months of 2007 grew 10% to $16.7 million from $15.2 million in the first nine months of 2006.

    Non-GAAP gross profit for the first nine months of 2007 was $12.5 million or 75% gross margin, compared to $11.9 million and 79%, respectively, for the first nine months of last year. Total GAAP gross profit was $12.2 million or 73% gross margin, compared to $11.6 million and 76%, respectively, in the first nine months of last year.

    Non-GAAP net loss for the first nine months of 2007 was ($430,000), or ($0.02) per diluted share, compared to a non-GAAP net loss of ($1.2 million), or ($0.06) per basic and diluted share, in the first nine months of 2006. On a GAAP basis, net loss for the first nine months of 2007 was ($1.3 million), or ($0.06) per basic and diluted share, compared to a net loss of ($1.9 million), or ($0.10) per basic and diluted share, in the first nine months of 2006.

    At the end of the third quarter of 2007 cash and investments were $35.1 million, compared to $35.9 million reported on December 31, 2006.

    "We had an exceptionally strong quarter in bookings and backlog growth, particularly in North America," commented Gideon Hollander, chief executive officer of Jacada. "Our backlog, which speaks to the visibility and health of our future revenues, grew to $12.9 million. This represents a 36% increase over backlog of $9.5 million reported for the second quarter of 2007 and an 82% increase over the backlog for the same quarter last year. More than 90% of this backlog is for our call center solutions business."

    "We continue to experience robust demand for our customer service solutions, as well as an increase in the size and strategic significance of our client projects," continued Mr. Hollander. "Due to the sophistication and high level of customization required to complete certain projects, some of these contracts include product acceptance milestones that can affect the timing of revenue recognition. While we recognized revenue in the third quarter from the acceptance of several customer project milestones, the total revenue for the third quarter was negatively impacted by a delay in acceptance from one of our large projects. We anticipate that this project will be mostly recognized in the fourth quarter."

    Other Third Quarter Highlights:

    The third quarter of 2007 resulted in notable customer activity. During the quarter:

    -- Jacada signed two material contracts with large North American public utilities. One of the utilities is Central Hudson Gas & Electric. Central Hudson selected Jacada unified service desktop and process optimization solutions to automate critical call processes and integrate their existing business systems into a simplified customer service desktop. According to Charlie Freni, senior vice president of Customer Services, "After a very comprehensive search for a solution provider, we partnered with Jacada because of the company's expertise in solving complicated customer service issues. The Jacada team's thorough, consultative approach allowed them to truly understand our business and provide a detailed analysis of our process pain points. The Jacada solutions will not only simplify our agents' desktops, but will optimize and guide them through critical call processes such as customer moves, billing and collections."

    -- Jacada signed reseller agreements with two of the leading global systems integrators. Significant contributions from these partners are expected to occur in 2008.

    -- Jacada announced that Spectrum Systems, Inc., a leading provider of end-to-end enterprise IT solutions and services to the public and private sectors, has added Jacada contact center solutions to its General Services
        Administration/Federal Acquisition Schedule (GSA/FAS).

    -- Jacada won the first U.S. Federal Government contract for Jacada WorkSpace. A major financial division of the U.S. Department of Defense will use the Jacada unified desktop solution to simplify customer service operations to reduce costs and improve efficiency. By creating a simplified and automated desktop process, their customer service agents will be able to handle more call types which can help them eliminate the need for specialized agents.

    "Market awareness of Jacada best-in-class solutions is on the rise," said Paul O'Callaghan, president of Jacada. "We are quickly gaining recognition as customer service solutions experts throughout the contact center universe. While our technology remains a key differentiator in our sales process, our customers continue to tell us that our expertise in resolving complex customer service issues is also a critical factor for them in making a Jacada decision."

    "The versatility of our products and the sizes of contracts we are winning are attracting the attention of some of the leading global systems integrators," added Mr. O'Callaghan. "In the third quarter, we were successful in signing global reseller agreements with two of the world's best known systems integrators, and both companies are actively engaged and delivering qualified project opportunities to our pipeline. As we move through 2008, we anticipate that these relationships will contribute to continued growth and improved financial results, particularly towards the second half of the year."

    "Due to our backlog and current visibility into the progress of project deliverables, and subject to the timing of customer acceptance of certain project deliverables, we are reiterating our annual revenue guidance growth of 23%-27% for 2007," concluded Mr. Hollander.

    Conference Call Details

    Any investor or interested individual can listen to the teleconference, which is scheduled to begin at 10:30 a.m. Eastern Time on November 13, 2007. To participate in the teleconference, please call toll-free 866-356-3377 or 617-597-5392 for international callers and provide passcode 40909828, approximately 10 minutes prior to the start time. The teleconference will also be available via Webcast at www.jacada.com (under "About Us" then "Investors") or www.earnings.com. A telephonic playback of the teleconference will be available for three days beginning at 12:30 p.m. ET on November 13, 2007. To access the replay, dial toll-free 888-286-8010, or for international callers dial 617-801-6888, and provide access code 21669656.

    Use of Non-GAAP Financial Information

    In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, Jacada uses non-GAAP measures of operating income (loss), net income (loss) and income (loss) per share, which are adjustments from results based on GAAP to exclude non-cash stock-based compensation expenses in accordance with SFAS 123R and amortization of acquired intangible assets related to acquisitions effected by Jacada in previous years. Jacada's management believes the non-GAAP financial information provided in this release is useful to investors' understanding and assessment of Jacada's on-going core operations and prospects for the future. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. Management uses both GAAP and non-GAAP information in evaluating and operating business internally and as such deemed it important to provide all this information to investors.

    About Jacada

    Jacada is a leading global provider of unified service desktop and process optimization solutions that simplify and automate customer service processes. By bridging disconnected systems into a single, "intelligent" WorkSpace, Jacada solutions create greater operational efficiency and increase agent and customer satisfaction. Founded in 1990, Jacada has more than 1200 customers and operates globally with offices in Atlanta, Georgia; Herzliya, Israel; London, England and Munich, Germany. Jacada can be reached at www.jacada.com.

    Forward Looking Statement

    This news release may contain forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. The words "may," "could," "would," "will," "believe," "anticipate," "estimate," "expect," "intend," "plan," and similar expressions or variations thereof are intended to identify forward-looking statements. Investors are cautioned that any such forward-looking statements are not guarantees of the future performance and involve risks and uncertainties, many of which are beyond the Company's ability to control. Actual results may differ materially from those projected in the forward-looking statements as a result of various factors including the performance and continued acceptance of our products, general economic conditions and other Risk Factors specifically identified in our reports filed with the Securities and Exchange Commission. The Company undertakes no obligation to update or revise any forward-looking statement for events or circumstances after the date on which such statement is made. Jacada is a trademark of Jacada Inc. All other brands or product names are trademarks of their respective owners.

    Jacada is a trademark of Jacada Ltd. All other brands or product names are trademarks of their respective owners.



CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands, except per share data

                       Nine months ended        Three months ended
                         September 30,             September 30,
                   ------------------------- -------------------------
                       2007         2006         2007         2006
                   ------------ ------------ ------------ ------------
                                        Unaudited
                   ---------------------------------------------------
Revenues:
  Software
   licenses        $     4,259  $     5,156  $       745  $     1,298
  Services               5,286        3,052        2,064        1,652
  Maintenance            7,148        6,964        2,329        2,248
                   ------------ ------------ ------------ ------------

Total revenues          16,693       15,172        5,138        5,198
------------------ ------------ ------------ ------------ ------------

Cost of revenues:
  Software
   licenses                325          357           83          116
  Services               3,474        2,591        1,409          981
  Maintenance              717          654          257          209
                   ------------ ------------ ------------ ------------

Total cost of
 revenues                4,516        3,602        1,749        1,306
------------------ ------------ ------------ ------------ ------------

Gross profit            12,177       11,570        3,389        3,892
                   ------------ ------------ ------------ ------------

Operating
 expenses:
  Research and
   development           3,407        2,958        1,143        1,028
  Sales and
   marketing             7,475        7,730        2,426        2,332
  General and
   administrative        3,703        3,707        1,320        1,018
                   ------------ ------------ ------------ ------------

Total operating
 expenses               14,585       14,395        4,889        4,378
------------------ ------------ ------------ ------------ ------------

Operating loss          (2,408)      (2,825)      (1,500)        (486)
Financial income,
 net                     1,213          999          385          364
                   ------------ ------------ ------------ ------------

Pretax loss             (1,195)      (1,826)      (1,115)        (122)
Taxes on income             92          112          (41)          59
                   ------------ ------------ ------------ ------------

Net loss           $    (1,287) $    (1,938) $    (1,074) $      (181)
                   ============ ============ ============ ============

Basic net loss per
 share             $     (0.06) $     (0.10) $     (0.05) $     (0.01)
                   ============ ============ ============ ============

Diluted net loss
 per share         $     (0.06) $     (0.10) $     (0.05) $     (0.01)
                   ============ ============ ============ ============

Weighted average
 number of shares
 used in computing
 basic net loss
 per share          20,300,030   19,729,599   20,477,573   19,913,246
                   ------------ ------------ ------------ ------------

Weighted average
 number of shares
 used in computing
 diluted net loss
 per share          20,300,030   19,729,599   20,477,573   19,913,246
                   ------------ ------------ ------------ ------------




NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands, except per share data

                       Nine months ended        Three months ended
                         September 30,             September 30,
                   ------------------------- -------------------------
                       2007         2006         2007         2006
                   ------------ ------------ ------------ ------------
                                        Unaudited
                   ---------------------------------------------------
Revenues:
  Software
   licenses        $     4,259  $     5,156  $       745  $     1,298
  Services               5,286        3,052        2,064        1,652
  Maintenance            7,148        6,964        2,329        2,248
                   ------------ ------------ ------------ ------------

Total revenues          16,693       15,172        5,138        5,198
------------------ ------------ ------------ ------------ ------------

Cost of revenues:
  Software
   licenses                 70           46           34           11
  Services               3,405        2,553        1,384          969
  Maintenance              714          646          256          207
                   ------------ ------------ ------------ ------------

Total cost of
 revenues                4,189        3,245        1,674        1,187
------------------ ------------ ------------ ------------ ------------

Gross profit            12,504       11,927        3,464        4,011
                   ------------ ------------ ------------ ------------

Operating
 expenses:
  Research and
   development           3,354        2,895        1,123        1,011
  Sales and
   marketing             7,273        7,650        2,318        2,304
  General and
   administrative        3,428        3,512        1,246          912
                   ------------ ------------ ------------ ------------

Total operating
 expenses               14,055       14,057        4,687        4,227
------------------ ------------ ------------ ------------ ------------

Operating loss          (1,551)      (2,130)      (1,223)        (216)
Financial income,
 net                     1,213          999          385          364
                   ------------ ------------ ------------ ------------

Pretax Income
 (loss)                   (338)      (1,131)        (838)         148
Taxes on income             92          112          (41)          59
                   ------------ ------------ ------------ ------------

Net income (loss)  $      (430) $    (1,243) $      (797) $        89
                   ============ ============ ============ ============

Basic net income
 (loss) per share  $     (0.02) $     (0.06) $     (0.04) $      0.00
                   ============ ============ ============ ============

Diluted net income
 (loss) per share  $     (0.02) $     (0.06) $     (0.04) $      0.00
                   ============ ============ ============ ============

Weighted average
 number of shares
 used in computing
 basic net income
 (loss) per share   20,300,030   19,729,599   20,477,573   19,913,246
                   ------------ ------------ ------------ ------------

Weighted average
 number of shares
 used in computing
 diluted net
 income (loss) per
 share              20,300,030   19,729,599   20,477,573   20,301,429
                   ------------ ------------ ------------ ------------




RECONCILIATION OF GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF
 OPERATIONS
U.S. dollars in thousands, except per share data

                    Nine months ended September 30, 2007 (unaudited)
                  ----------------------------------------------------
                      GAAP            Adjustments           Non-GAAP
                  ------------ -------------------------- ------------
                               Amortization
                                of acquired Stock-based
                                intangible   compensation
                                  assets       expenses
                               ------------ -------------

Revenues:
  Software
   licenses       $     4,259                             $     4,259
  Services              5,286                                   5,286
  Maintenance           7,148                                   7,148
                  ------------ ------------ ------------- ------------

Total revenues         16,693                                  16,693
----------------- ------------ ------------ ------------- ------------

Cost of revenues:
  Software
   licenses               325         (255)                        70
  Services              3,474                        (69)       3,405
  Maintenance             717                         (3)         714
                  ------------ ------------ ------------- ------------

Total cost of
 revenues               4,516         (255)          (72)       4,189
----------------- ------------ ------------ ------------- ------------

Gross profit           12,177          255            72       12,504
                  ------------ ------------ ------------- ------------

Operating
 expenses:
  Research and
   development          3,407                        (53)       3,354
  Sales and
   marketing            7,475                       (202)       7,273
  General and
   administrative       3,703                       (275)       3,428
                  ------------ ------------ ------------- ------------

Total operating
 expenses              14,585                       (530)      14,055
----------------- ------------ ------------ ------------- ------------

Operating income
 (loss)                (2,408)         255           602       (1,551)
Financial income,
 net                    1,213                                   1,213
                  ------------ ------------ ------------- ------------

Pretax income
 (loss)                (1,195)         255           602         (338)
Taxes on income            92                                      92
                  ------------ ------------ ------------- ------------

Net income (loss) $    (1,287) $       255  $        602  $      (430)
                  ============ ============ ============= ============

Basic net loss
 per share        $     (0.06)                            $     (0.02)
                  ============                            ============

Diluted net loss
 per share        $     (0.06)                            $     (0.02)
                  ============                            ============

Weighted average
 number of shares
 used in
 computing basic
 net loss per
 share             20,300,030                              20,300,030
                  ------------                            ------------

Weighted average
 number of shares
 used in
 computing
 diluted net loss
 per share         20,300,030                              20,300,030
                  ------------                            ------------




RECONCILIATION OF GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF
 OPERATIONS
U.S. dollars in thousands, except per share data

                   Three months ended September 30, 2007 (unaudited)
                  ----------------------------------------------------
                      GAAP            Adjustments           Non-GAAP
                  ------------ -------------------------- ------------
                               Amortization
                                of acquired Stock-based
                                intangible   compensation
                                  assets       expenses
                               ------------ -------------

Revenues:
  Software
   licenses       $       745                             $       745
  Services              2,064                                   2,064
  Maintenance           2,329                                   2,329
                  ------------ ------------ ------------- ------------

Total revenues          5,138                                   5,138
----------------- ------------ ------------ ------------- ------------

Cost of revenues:
  Software
   licenses                83          (49)                        34
  Services              1,409                        (25)       1,384
  Maintenance             257                         (1)         256
                  ------------ ------------ ------------- ------------

Total cost of
 revenues               1,749          (49)          (26)       1,674
----------------- ------------ ------------ ------------- ------------

Gross profit            3,389           49            26        3,464
                  ------------ ------------ ------------- ------------

Operating
 expenses:
  Research and
   development          1,143                        (20)       1,123
  Sales and
   marketing            2,426                       (108)       2,318
  General and
   administrative       1,320                        (74)       1,246
                  ------------ ------------ ------------- ------------

Total operating
 expenses               4,889                       (202)       4,687
----------------- ------------ ------------ ------------- ------------

Operating income
 (loss)                (1,500)          49           228       (1,223)
Financial income,
 net                      385                                     385
                  ------------ ------------ ------------- ------------

Pretax income
 (loss)                (1,115)          49           228         (838)
Taxes on income           (41)                                    (41)
                  ------------ ------------ ------------- ------------

Net income (loss) $    (1,074) $        49  $        228  $      (797)
                  ============ ============ ============= ============

Basic net loss
 per share        $     (0.05)                            $     (0.04)
                  ============                            ============

Diluted net loss
 per share        $     (0.05)                            $     (0.04)
                  ============                            ============

Weighted average
 number of shares
 used in
 computing basic
 net loss per
 share             20,477,573                              20,477,573
                  ------------                            ------------

Weighted average
 number of shares
 used in
 computing
 diluted net loss
 per share         20,477,573                              20,477,573
                  ------------                            ------------




CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

                                            September 30, December 31,
                                                2007          2006
                                            ------------- ------------
                                              Unaudited
                                            -------------
   ASSETS

CURRENT ASSETS:
  Cash and cash equivalents(a)              $      5,991  $     4,735
  Marketable securities(a)                        12,527       12,338
  Trade receivables                                2,682        1,681
  Other current assets                             2,806          933
                                            ------------- ------------

Total current assets                              24,006       19,687
------------------------------------------- ------------- ------------

LONG-TERM INVESTMENTS:
  Marketable securities(a)                        16,612       18,849
  Severance pay fund                                 922        1,040
                                            ------------- ------------

Total long-term investments                       17,534       19,889
------------------------------------------- ------------- ------------

PROPERTY AND EQUIPMENT, NET                          939          930
                                            ------------- ------------

OTHER ASSETS, NET:
  Other intangibles, net                             319          574
  Goodwill                                         4,630        4,630
                                            ------------- ------------

Total other assets                                 4,949        5,204
------------------------------------------- ------------- ------------

Total assets                                $     47,428  $    45,710
------------------------------------------- ============= ============

(a) Total Cash and Investments              $     35,130  $    35,922
                                            ============= ============

   LIABILITIES AND SHAREHOLDERS EQUITY

CURRENT LIABILITIES:
  Trade payables                            $      1,060  $     1,202
  Deferred revenues                                6,701        5,514
  Accrued expenses and other liabilities           4,200        3,813
                                            ------------- ------------

Total current liabilities                         11,961       10,529
------------------------------------------- ------------- ------------

LONG-TERM LIABILITIES:
  Deferred revenues                                   48          219
  Accrued severance pay                            1,479        1,567
                                            ------------- ------------

Total long-term liabilities                        1,527        1,786
------------------------------------------- ------------- ------------

SHAREHOLDERS' EQUITY:
  Share capital                                       59           58
  Additional paid-in capital                      73,083       71,547
  Accumulated other comprehensive profit
   (loss)                                            167         (128)
  Accumulated deficit                            (39,369)     (38,082)
                                            ------------- ------------

Total shareholders' equity                        33,940       33,395
------------------------------------------- ------------- ------------

Total liabilities                           $     47,428  $    45,710
------------------------------------------- ============= ============


    CONTACT: Jacada
             Tzvia Broida
             Chief Financial Officer
             972 9 9525927
             Tzvia@jacada.com
             or
             Hayden Communications
             Peter Seltzberg
             646-415-8972
             peter@haydenir.com